CERTAIN PORTIONS OF THIS LETTER AS FILED VIA EDGAR HAVE BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED FOR THE OMITTED PORTIONS, WHICH WERE REPLACED WITH THE FOLLOWING PLACEHOLDER “[****]” IN THE LETTER FILED VIA EDGAR. THE OMITTED PORTIONS HAVE BEEN BRACKETED IN THIS UNREDACTED COPY OF THE LETTER FOR EASE OF IDENTIFICATION.

May 24, 2012

VIA EDGAR AND HAND DELIVERY

Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Attention:	Barbara C. Jacobs, Assistant Director Matthew Crispino, Staff Attorney Patrick Gilmore, Accounting Branch Chief David Edgar, Staff Accountant

Re:	ServiceNow, Inc. Registration Statement on Form S-1 Initially Filed March 30, 2012 File No. 333-180486

Ladies and Gentlemen:

We are submitting this supplemental letter on behalf of ServiceNow, Inc. (the “Company”) in connection with the review by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) of Amendment No. 2 to the Company’s Registration Statement on Form S-1 (File No. 333-180486), originally filed on March 30, 2012, as amended to date (the “Registration Statement”) and to address prior comment 18 and the last sentence of prior comment 19 received by letter from the Staff dated April 26, 2012. Because of the commercially sensitive nature of the information contained herein, this submission is accompanied by the Company’s request for confidential treatment of selected portions of this letter pursuant to Rule 83 of the Commission’s Rules on Information and Requests, 17 C.F.R. § 200.83 and the Freedom of Information Act.

For the convenience of the Staff, we are providing to the Staff by hand delivery copies of this letter. In this letter, we have recited the prior comments from the Staff in italicized, bold type and have followed each comment with the Company’s response.

CONFIDENTIAL TREATMENT REQUESTED BY SERVICENOW, INC.

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18.

When determined, please tell us your proposed IPO price, when you first initiated discussions with underwriters and when the underwriters first communicated their estimated price range and amount for your stock.

The Company supplementally advises the Staff that, on May 21, 2012, representatives of Morgan Stanley & Co. LLC, the lead underwriter for the Company’s initial public offering and on behalf of the underwriters, advised the Company that, based on then-current market conditions, that they would recommend a preliminary price range of $[****] and $[****] for this offering. The Company also notes that it currently expects to include a $2.00 price range within this range in its preliminary prospectus, but the parameters of that final price range will be subject to then-current market conditions, continuing discussions with the underwriters and further business developments impacting the Company. The Company initiated formal discussions with potential underwriters regarding the offering on February 9, 2012. Prior to May 21, 2012, the Company had not held specific discussions with the underwriters regarding the possible price range for the offering. The range above does not take into account the current lack of liquidity for the Company’s common stock and assumes a successful initial public offering with no weighting attributed to any other outcome for the Company’s business, such as remaining a privately held company.

The Company will set forth a bona fide preliminary price range in a pre-effective amendment to the Registration Statement prior to the distribution of any preliminary prospectus.

19.

Also, when your estimated IPO price is known and included in your registration statement, please reconcile and explain the difference between the fair value of the underlying stock as of the most recent valuation date and the midpoint of your IPO offering range.

The Company supplementally advises the Staff that, as described beginning on page 66 of Amendment No. 2, the Company regularly performs contemporaneous valuations of the Company’s common stock to assist the Company’s Board of Directors (the “Board”) in its determination of the common stock’s fair value for purposes of granting stock options. The Board considers numerous objective and subjective factors, including the factors set forth on page 66 of Amendment No. 2, the Company’s initial public offering and the most recent valuation report prepared by an independent valuation specialist. The Board, as applicable, also determines that the assumptions and inputs used in connection with such contemporaneous valuations reflect the Board’s and management’s best estimate of the business condition, prospects and operating performance of the Company at each valuation date.

On May 7, 2012, the Company granted options to purchase an aggregate of 799,750 shares of common stock to certain employees of the Company. The Company has not granted any other equity awards following that date. At the time the option grants were approved, the Board determined that the fair value of the shares of the Company’s common stock underlying such option grants was $12.45 per share. The Board based its determination of the fair value of the Company’s common stock on the factors described

CONFIDENTIAL TREATMENT REQUESTED BY SERVICENOW, INC.

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on page 73 of the Registration Statement and on the valuation report that the Company received on May 7, 2012, from its independent valuation specialist (the “Valuation Report”), which concluded that, as of May 7, 2012, the fair market value of the Company’s common stock was $12.45 per share.

The Company supplementally provides the Staff the following discussion regarding the significant factors contributing to the difference between the midpoint of the preliminary price range and the fair value of the Company’s common stock. The Company believes the difference between the fair value of its common stock on May 7, 2012, as determined by the Board, and the midpoint of the preliminary price range estimated by the Company is the result of the following factors:

•

the preliminary price range necessarily assumes that the initial public offering has occurred and a public market for the Company’s common stock has been created, and therefore excludes any marketability or illiquidity discount for the Company’s common stock. Conversely, the fair value of the Company’s common stock on May 7, 2012, as determined by the Board and Compensation Committee appropriately reflected a risk-adjusted discount rate of 28.1% and a non-marketability discount of 4% based on a liquidity event expected to occur given the ongoing uncertainty of the timing of the public offering as well as increased volatility in the capital markets;

•

the differences in the mix and projected time periods utilized by the underwriters in their comparable company analysis discussed with the Company as compared to the metrics utilized in the valuation considered by the Board and Compensation Committee. Specifically, the underwriters applied various current financial metrics to their projections of the Company’s financial results and the financial results of comparable companies for 2013. In contrast, the analysis in the previous valuation considered by the Board and Compensation Committee estimated the fair value of the Company’s common stock on both trailing financial data (10% weighting) and, for the comparable companies used in their analysis, one year of projected financial data (80% weighting), and two year projected financial data (10% weighting);

•

the consideration of recent financial, trading and market statistics of comparable companies and a broader set of software companies, including some that have either recently completed (Splunk, Inc., Jive Software, Inc. and Bazaarvoice, Inc.) or currently have pending initial public offerings, discussed between the Company and the underwriters as compared to the more narrow prior analysis applied and comparable companies used by the Board and the Compensation Committee;

•	the Company’s consideration of various objective and subjective factors in the previous fair value determination, as described above, that were not applicable to the preliminary price range; and

•	the Company’s purchase through its right of first refusal in April 2012 and May 2012 of an aggregate of 77,498 shares from certain former employees at $11.50 per share.

CONFIDENTIAL TREATMENT REQUESTED BY SERVICENOW, INC.

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Based upon all the factors discussed above, the Company advises the Staff that it believes that the description above adequately and accurately discloses the significant factors contributing to the difference between the midpoint of the estimated price range for the Company’s initial public offering and the fair value of the Company’s common stock as of May 7, 2012, the grant date of the Company’s most recent stock options.

The Company supplementally advises the Staff that it intends to grant stock options to purchase an aggregate of approximately 1,100,000 shares of common stock with an exercise price equal to the midpoint of the initial public offering price range in early June 2012, in accordance with its standard policy.

The Company supplementally advises the Staff that in the amendment to the Registration Statement which contains an estimated price range, the Company will include the following disclosure:

“We have determined, after consultation with the underwriters, that our anticipated initial offering price range as reflected in this prospectus is $          to $         per share. As of the date of our most recent stock option grants on May 7, 2012, our board of directors determined the fair value of our common stock to be $12.45 per share. The determination was based upon the objective and subjective factors described above. We believe the difference between the fair value of our common stock on the most recent date of grant, as determined by our board of directors, and the anticipated initial offering price range is a result of the following factors:

•

the anticipated price range necessarily assumes that the initial public offering has occurred and a public market for our common stock has been created, and therefore excludes any marketability or illiquidity discount for our common stock, which was appropriately taken into account in our board of directors’ fair value determination in early May 2012 and prior; and

•

the consideration of recent financial, trading and market statistics of comparable companies and a broader set of software companies, including some that have either recently completed or currently have pending initial public offerings, discussed between us and the underwriters as compared to the more narrow prior analysis applied and comparable companies used by the board of directors.”

* * * * * *

CONFIDENTIAL TREATMENT REQUESTED BY SERVICENOW, INC.

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Should the Staff have additional questions or comments regarding the foregoing, please do not hesitate to contact the undersigned at (650) 335-7292 or, in his absence, Dawn Belt, Esq. at (650) 335-7830.

Sincerely, FENWICK & WEST LLP

/s/ Robert A. Freedman
Robert A. Freedman

cc:

Frank Slootman, Chief Executive Officer

Michael P. Scarpelli, Chief Financial Officer

Robert Specker, Esq., General Counsel

Ethan Christensen, Esq., Vice President, Legal

ServiceNow, Inc.

Gordon K. Davidson, Esq.

Dawn Belt, Esq.

Fenwick & West LLP

Stephane Berthier

PricewaterhouseCoopers LLP

Eric Jensen, Esq.

John McKenna, Esq.

Cooley LLP

CONFIDENTIAL TREATMENT REQUESTED BY SERVICENOW, INC.

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